DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                               HOUSTON, TX  77019
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                                February 6, 2006

Mr. Donald C. Hunt                               VIA FAX AT (202) 772-9218
Division of Corporate Finance                    -------------------------
United States Securities and Exchange Commission       AND VIA EDGAR
100 F. Street, N.E.                                    -------------
Washington, D.C. 20549
Phone: (201) 551-3647

RE:     Claron Ventures, Inc.
        Registration Statement on Form SB-2
        Filed November 14, 2005
        File No. 333-129664

Dear Mr. Hunt:

     We have enclosed three red-lined copies of the amended registration statement for your review. In response to your comment letter dated December 9, 2005, Claron Ventures, Inc. (the "Company") has the following responses:

PROSPECTUS
----------

1) We have revised our disclosure on pages 3 and 5, and throughout the Registration Statement where applicable to remove the implication that we are operating a development or production stage company and instead used the term "exploration stage" where applicable as you requested.

2) We have added a section to the Registration Statement entitled "Additional Information," which provides the disclosure required by Section 101(c) and added disclosure of the determination of the offering price under "Summary of the Offering," "Offering Price" and under "Plan of Distribution" in connection with the disclosure required by Section 505(a) as you have requested.

PROSPECTUS  COVER  PAGE
-----------------------

3) In connection with Regulation S-B Item 501(a)(10), we have revised the cover page of the Prospectus to state the following:

               "The information in this Prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted."

Additionally, we plan to inform our shareholders that no sales of our common stock will be allowed at a price different than $0.10 a share, until our shares are quoted on the OTCBB.

PROSPECTUS  SUMMARY
-------------------

4) We have added the following language under "Prospectus Summary" as you have requested and as is required by Industry Guide 7(a)(4):

               "We are an exploration stage mineral mining company, and as such, there is no assurance that commercially viable mineral deposits exist on either of our two claims (described in more detail below under "Description of Business") and we will require further exploration before the final evaluation as to the economic and legal feasibility of the claims is determined."

5) We have added the following language under "Prospectus Summary" as you have requested:

               "The shares of Common Stock offered herein by the selling shareholders were purchased by the selling shareholders in offshore transactions pursuant to Regulation S of the Securities Act of 1933 for $0.03 US per share, in September 2005."

RISK  FACTORS
-------------

6) We have removed the previous language we have "many risk factors, including " and have disclosed all the risk factors which apply to the Company.

GENERAL
-------

7) We have combined and summarized our previous risk factors relating to companies in the "production stage" into one single risk factor, "We will be subject to numerous risks if we commence mining operations, of which there can be no assurance."

8) We have added the Risk Factor entitled "There is Uncertainty As To Our Ability to Enforce Civil Liabilities Both In and Outside of the United
     States  Due  to  The  Fact  that Our Officers, Directors and Assets are Not

     Located in the United States," which we believe addresses your concerns regarding the difficulty that U.S. investors might have enforcing liabilities under the U.S. Securities Laws.

9) We have added the risk factor entitled "Nevada law and our Articles of Incorporation authorize us to issue shares of Stock, which shares may cause substantial dilution to our existing shareholders and/or have rights and preferences greater than the Common Stock offered in this Prospectus," to address your comments regarding our Common and Preferred Stock. We have also added the following language regarding our Preferred Stock under "Description of Capital Stock":

               "While we do not currently have any plans for the issuance of Preferred Stock, the issuance of such Preferred Stock could adversely affect the rights of the holders of Common Stock and, therefore, reduce the value of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock on the rights of holders of the Common Stock until the board of directors determines the specific rights of the holders of the Preferred Stock; however, these effects may include:

               o    Restricting dividends on the Common Stock;

               o    Diluting the voting power of the Common Stock;

               o    Impairing  the  liquidation  rights  of  the  Common  Stock;
                    or

               o Delaying or preventing a change in control of the Company without further action by the stockholders."

10) We have added the risk factor entitled "We do not currently have a public market for our securities. If there is a market for our securities in the future, our stock price may be volatile and illiquid," to address the risk regarding our lack of a public market.

WE  RELY  ON  KEY  PERSONNEL
----------------------------

11) We have added a risk factor entitled "Our sole officer and Director lacks technical and/or exploration experience in and with companies with mining activities and with publicly traded companies," which includes the information you requested.

OUR  SOLE  OFFICER  AND  DIRECTOR
---------------------------------

12) We have revised the risk factor entitled "Our sole officer and Director is currently pursing his Bachelors degree, which may take his time away from our operations," to include the fact that Mr. Sali spends approximately thirty (30) hours per week on Company matters.

OUR  OPERATIONS  ARE  SUBJECT  TO  CURRENCY  FLUCTUATIONS
---------------------------------------------------------

13) We have revised the title of our previous risk factor entitled "Our operations are subject to currency fluctuations," to read "Our operations, if any, will be subject to currency fluctuations." Additionally, we have revised the first sentence of that risk factor to further clarify that "While we do not currently have any operations, we believe that our products, if any, will be sold in world markets "

OUR  PROPERTY  HAS  NOT  PRODUCED  ANY  COMMERCIAL  RESERVES
------------------------------------------------------------

14) We have revised the title of the risk factor which is now entitled, "Our property has not produced any commercial reserves or ore body, and this probability of such property producing any commercially viable reserves in the future is remote," to add the following language:

               "Furthermore, the probability of an individual prospect ever having reserves or being commercially viable is extremely remote. As a result, there is only a small probability that any of our properties contain any reserves and that any funds spent on exploration activities will ever be recovered."

ALTHOUGH  THE  COMPANY  HAS  NO  REASON
---------------------------------------

15) We have removed this risk factor altogether. We do not believe that there is a material risk that our claims will be affected by undetected defects and/or that the precise area and location of our claims may be in doubt. In fact, although our property has not been surveyed, due to the newly established grid staking procedure implemented in British Columbia, Canada, the corners and thus the boundaries of each grid unit comprising our claim are very precise.

DIRECTORS,  EXECUTIVE  OFFICER,  PROMOTERS  AND  CONTROL  PERSONS
-----------------------------------------------------------------

16) We have revised Mr. Sali's work history going back at least five years by month and year and added the following language regarding Mr. Sali's business experience:

               "Other than the work experience listed above, Mr. Sali has no previous history as an officer or Director of a mining company or any publicly traded companies or businesses (see the Risk Factor entitled "Our Sole Officer And Director Lacks Technical And/Or Exploration
          Experience In And With Mining Activities and With Publicly Traded Companies in General," above)."

17)  We   have   clarified   our   previous   disclosure   regarding   limited
     indemnification of an indemnitee, by adding the language "Other than in the
     limited   situation  described   above"  to  the  third  paragraph  of  the
     Indemnification section of the Registration Statement.

DESCRIPTION  OF  BUSINESS
-------------------------

18) We chose to incorporate in Nevada for numerous reasons including the fact that we plan to raise capital in the future in the United States and we believe that we are more attractive to United States investors due to the fact that we are incorporated in the United States. In addition, we believe certain provisions of Nevada law provide favorable treatment for officers and Directors, and this disclosure has been included under "Description of Business" in the amended filing.

19) We intend to register our securities under Section 12(g) of the Exchange Act after our Registration Statement is declared effective by filing a Form 8-A with the Commission.

20) We have added additional disclosure regarding the negative as well as the positive results of our Geological Evaluation Report in the "Description of Property" section of the Prospectus. Additionally, we believe that the presence of a "limited amount" of copper is encouraging as the Phase 1 program established mineral values and a known mineral zone which extends for approximately 2,000 feet vertically on the Lucky Todd Claims. We believe that these results are encouraging as they indicate a potential for the development of an economic mineral resource.

21) We have clarified that we acquired the mineral rights on July 6, 2005, for a total of $6,000 from a private seller.

22) We have explained that a cell claim is "the term used for mining claims in British Columbia, Canada, and consist of twenty (20) hectares (or approximately 49.4 acres)."

23) We have disclosed that the length of the CDN $175 extension is one (1) year.

24) We have removed the word "prospecting" and clarified that our phase 1 studies consisted of "exploring the area for mineral deposits."

25)  We   have   updated   the   Prospectus   with   disclosure   regarding   a
     justification of each exploration project written in non-technical language and we have disclosed a breakdown of our exploration timetable. Additionally, we have added disclosure of the fact that our expert, Laurence Sookochoff, will be conducting and/or overseeing our planned exploration activities.

26) We have disclosed that we will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

NEED  FOR  GOVERNMENT  APPROVAL
-------------------------------

27) We have added additional disclosure relating to the permits which will be required for us to conduct our planned exploration activities under the Section entitled "Need for Government Approval." After additional research, we believe that there is very little risk that permits for our planned diamond drilling will be denied by the British Columbia Ministry of Energy and Mines, which will be responsible for granting our permits.

PLAN  OF  OPERATION
-------------------

28) We have clarified the timing of our anticipated twelve month plan of operations both under the sections entitled "Plan of Operation" and "Description of Business" and disclosed that we have not yet begun our Phase II exploration activities due to the fact that there is currently snow covering our claims. Furthermore, we have disclosed the fact that we believe we will know whether we have commercially viable mineral deposits after the results of our Phase IV activities.

DESCRIPTION  OF  PROPERTY
-------------------------

MINERAL  RIGHTS
---------------

29) We have update the risk factor entitled "Our operations, if any, will be subject to currency fluctuations" to remove the sentence regarding exchange controls.

30)  We  have  disclosed  under  Mineral  Rights,  the  nature  of  the  term
     "mineral rights"; the conditions we must meet to retain title to our claims; that there are no royalties or other underlying agreements or interests on our claims; and we have provided a table with the claim number, date of grant and expiration date of each claim as you have requested.

31) We have revised the following paragraph under Mineral Rights, which discloses the information required by Industry Guide 7(b):

               "We own 100% of the mineral rights on the "Lucky Todd 1" and "Lucky Todd 2" claim grounds, which represents approximately 550 acres located in southwestern British Columbia, Canada, 22 miles west of Princeton, British Columbia ("Lucky Todd Claims"). Access to the claims is provided by a gravel road. Our management believes that the property is currently in good condition. There is currently no equipment and/or infrastructure of any kind on the Lucky Todd Claims, nor is there any current source of power on the property or any immediate plans to provide power. The Lucky Todd Claims do not contain any known reserves."

32) We have removed all references to the 2.129% copper found in the grab sample as you have requested.

33) We have removed the previous risk factor regarding the fact that our claims may be subject to other claims. Please see the answer to comment 15 above.

FINANCIAL  STATEMENTS
---------------------

34) We have included updated financial statements for the Company as required by Item 310 of Regulation S-B in our amended filing.

35) We have included an updated consent of the independent auditors as you have requested in our amended filing.

BALANCE  SHEET
--------------

NOTE  3  -  RELATED  PARTIES
----------------------------

36) The receivable related the issuance of common stock to the sole shareholder has been included as an asset rather than shareholders' equity pursuant to EITF 85-1.

STATEMENT  OF  STOCKHOLDERS'  DEFICIT
-------------------------------------

37) The statement of stockholders' equity on page F-4 has been revised to agree with the amounts in the balance sheet on page F-2

DESCRIPTION  OF  CAPITAL  STOCK
-------------------------------

38) We have revised the section entitled "Preferred Stock" as disclosed under the answer to comment 9 above.

PLAN  OF  DISTRIBUTION  AND  SELLING  SHAREHOLDERS
--------------------------------------------------

39) We have added disclosure under the section entitled "Selling Shareholders" regarding the fact that no Selling Security Holder has had a material relationship with us since our incorporation in July 2005.

PART  II
--------

ITEM  25.  OTHER  EXPENSES  OF  ISSUANCE  AND  DISTRIBUTION
-----------------------------------------------------------

40) While we had only $46,000 of cash on hand as of July 31, 2005, and only $43,000 of cash on hand as of October 31, 2005, the approximately $56,000 of estimated expenses takes into account several expenses which have already been paid by our Chief Executive Officer, including the $27.78 filing fee, $15,000 of the $35,000 in legal fees and $4,000 of the accounting fees. It is anticipated that if needed, the Company will raise additional capital through the sale of debt and/or equity subsequent to the effectiveness of its Registration Statement, and/or that our Chief Executive Officer will loan us additional monies; however because of the Company's low expense rate, we do not anticipate needing to raise additional capital for the next twelve months.

41) The offered shares will be freely tradable in all states, however brokers in many states will not be able to recommend our stock to potential investors. We plan to file with Standard & Poors to obtain a standard exemption, which will allow brokers in approximately 35 states to recommend our stock. Our revised "Item 25. Other Expenses of Issuance and Distribution," includes an additional $5,000 under miscellaneous expenses to account for the expense of such filing.

EXHIBITS
--------

42) With the revisions made throughout the Prospectus in connection with the Commission's comments, we believe that the Prospectus does present a clear and balanced summary of the material provisions of the technical report previously filed as exhibit 99.1.

EXHIBIT  23.3
-------------

43) We have revised the expert consent to clearly state that such expert consents to the summary of the report in the Registration Statement.



                             Very  truly  yours,

                             /s/  John  S.  Gillies
                             --------------------------
                             Associate
                             DAVID  M.  LOEV,  ATTORNEY  AT  LAW

                     CERTIFICATE OF CHIEF EXECUTIVE OFFICER


     I Trevor Sali, as Chief Executive Officer of Claron Ventures, Inc. (the "Company"), certify and acknowledge that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                         CLARON  VENTURES,  INC.
                         -----------------------


                         /s/ Trevor Sali
                         -------------------------
                         TREVOR  SALI,
                         CHIEF  EXECUTIVE  OFFICER
                         DATE February 1, 2006
                             ---------------------